

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2014

Via E-mail
Terry McEwen
Chief Executive Officer
CleanTech Innovations, Inc.
C District, Maoshan Industry Park
Tieling Economic Development Zone
Tieling, Liaoning Province
China 112616

>   **Re: CleanTech Innovations, Inc.**
>   **Amendment No. 3 to Preliminary Information Statement on Schedule 14C**
>   **Filed August 13, 2014**
>   **File No. 001-35002**

Dear Mr. McEwen:

        We have reviewed your response letter and the amendment to your filing, and we have the following comments.

General

1.   Please update the management's discussion and analysis and the financial statements for Initial Koncepts, Inc. (dba Six Dimensions) to reflect the three and six months ended June 30, 2014. Refer to Rule 8-08 of Regulation S-X for guidance.

Action 2. – The Exchange, page 6

Additional Effects of the Exchange, page 14

2.   We note your statements that your common stock is currently eligible for listing on the NASDAQ Stock Market and that continued listing on NASDAQ is a condition to Six Dimensions' obligations to complete the Exchange. We further note your disclosure in the Form 8-K you filed on August 8, 2014 that NASDAQ has issued a delisting determination to delist your common stock from the NASDAQ Capital Market, which determination you are appealing. Please revise this section to include disclosure similar to that provided in your Form 8-K or incorporate the Form 8-K by reference into the information statement.

<u>Incorporation By Reference, page 43</u>

3.   Please incorporate your Form 10-Q for the quarterly period ended June 30, 2014 by reference into the information statement.

        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

                                                Sincerely,

                                                /s/ Era Anagnosti,

                                                for Pamela Long
                                                Assistant Director

cc: Neal Beaton (*via e-mail*)
        Holland & Knight